EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-Date ended
	June 15, 2007	June 16, 2006
Income from continuing operations before income taxes	$209	$143
Add (deduct):
Fixed charges	262	237
Capitalized interest	(4)	(2)
Amortization of capitalized interest	3	3
Minority interest in consolidated affiliates	4	7
Equity in (earnings) losses related to certain 50% or less owned affiliates	(5)	5
Distributions from equity investments	2	2
Distributions on preferred OP units	(4)	(10)
Issuance costs of redeemed preferred units	—	(6)

Adjusted earnings	$467	$379

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$230	$198
Capitalized interest	4	2
Distributions on preferred OP units	4	10
Portion of rents representative of the interest factor	24	21
Issuance costs of redeemed preferred units	—	6

Total fixed charges and preferred OP unit distributions	$262	$237

Ratio of earning to fixed charges and preferred OP unit distributions	1.8	1.6